                                                                                                                    EXHIBIT A

                     Immediate Report in Connection with Changes in the Share Holdings of an Interested Party
                                       In terms of the Regulations under the Securities Law
                                             [Immediate and Periodical Reports], 1970

                                                                                                                    June 7, 2000

The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
Fax: 02-6513940                    Fax: 03-5105379

          Re:  Immediate Report - Koor Industries Ltd. (NO. 37/2000)
               Company No. 52-001414-3

====================  =========================  =================================================================================
  Interested Party           Security                            Details of changes in holding of security
====================  =========================  ==================================================================================
 Name of    Identity  Securities  Name and type  Reason  Date of change  Transaction  Previous  Increase    New    Percentage after
Interested   number       No.      of security    for                       value      number    (+) or    number     transaction
  Party               registered   registered    change                                  of     decrease    of
                        on the                                                        holdings     (-)    holdings
                       Tel Aviv
                        Stock
                       Exchange
====================  =========================  ==================================================================================
                                                         Day  Month  Year                                         Capital(1) Voting
====================  =========================  ==================================================================================
Koor  51-280148-1(2)  06490155    Deferred       13*     04    06    2000 ------   12,903,884 (+)23,490 12,927,374  ------   ------
Investments                       Shares
Ltd.
===================================================================================================================================

*    Acquisition outside trading of the stock exchange.

(1)  Deferred shares have no rights, other than when the company is liquidated, the right to receive the return of their par value.  Koor Investments' percentage of holding as a result of its holdings of deferred shares, in relation to the share capital in general (ordinary + deferred) - 41.68%, and in relation to the share capital of deferred shares only - 89.25%.

(2)  Previously: 52-002434-0.


                                                       Shlomo Heller, Adv.
                                                       Legal Counsel